UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Better Home & Finance Holding Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

08774B102
(CUSIP Number)

Pine Brook Capital Partners II, L.P.
c/o Pine Brook Road Partners, LLC
60 East 42nd Street, Suite 3014
New York, NY 10165
(212) 847-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08774B102	Page 2 of 11 Pages

1.	Names of Reporting Persons. Pine Brook Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	49,783,028
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	49,783,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,783,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. 08774B102	Page 3 of 11 Pages

1.	Names of Reporting Persons. Pine Brook Road Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	49,783,028
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	49,783,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,783,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. 08774B102	Page 4 of 11 Pages

1.	Names of Reporting Persons. Pine Brook Road Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	49,783,028
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	49,783,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,783,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. 08774B102	Page 5 of 11 Pages

1.	Names of Reporting Persons. PBRA, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	49,783,028
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	49,783,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,783,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person: OO

SCHEDULE 13D
CUSIP No. 08774B102	Page 6 of 11 Pages

1.	Names of Reporting Persons. Howard H. Newman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	49,783,028
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	49,783,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,783,028
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp.), a Delaware corporation (the “Issuer” or “Company”), and is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007.
Item 2.	Identity and Background.
(a), (f) This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

i.	Pine Brook Capital Partners II, L.P., a Delaware limited partnership (“PBCP II”);
ii.	Pine Brook Road Associates II, L.P., a Delaware limited partnership and the general partner of PBCP II (“PBRA II”);
iii.
Pine Brook Road Advisors, L.P., a Delaware limited partnership, an exempt reporting adviser with the U.S. Securities and Exchange Commission, and the indirect investment manager of PBCP II (“Advisors”);

iv.	PBRA, LLC, a Delaware limited liability company and the general partner of each of PBRA II and Advisors; and
v.	Howard H. Newman, a U.S. citizen and the managing member of PBRA, LLC (“Mr. Newman”).

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b) The principal business office for Pine Brook Road Advisors, L.P. is 346 Pine Brook Road, Bedford, NY 10506.  The principal business office for all other Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, Suite 3014, New York, NY 10165.

(c) The principal business of PBCP II is to invest in equity securities. The principal business of PBRA II is to act as general partner to PBCP II. The principal business of Advisors is to act as the indirect investment manager to PBCP II and other affiliated entities. The principal business of PBRA, LLC is to act as general partner to each of PBRA II, Advisors and other affiliated entities. The principal business of Mr. Newman is to act as the managing member of PBRA, sole member of PBRA, LLC and Chairman and CEO of Advisors.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On August 22, 2023, the Issuer consummated its business combination (the “Business Combination”) pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2021, as amended (the “Merger Agreement”), entered into by and among Aurora Acquisition Corp, a Cayman Islands exempted company (“Aurora” and, following a domestication into a Delaware corporation and the Business Combination, the “Issuer”), Better Holdco, Inc., a Delaware corporation (“Better Holdco”), and Aurora Merger Sub I, Inc. a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”).  Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Better Holdco, with Better Holdco surviving the merger.  Better Holdco then merged with and into the Issuer, with the Issuer surviving such merger. Following the Business Combination, the Issuer was renamed “Better Home & Finance Holding Company”.  Pursuant to the terms of the Merger Agreement, PBCP II received 49,783,028 shares of Issuer Class B common stock, par value $0.0001 per share (“Class B Common Stock”), in exchange for all of its shares of Class B common stock and Class A preferred stock of Better Holdco held by it prior to the Business Combination (other than that portion of the Aggregate Merger Consideration (as defined in the Merger Agreement) that PBCP II received in exchange for the common stock of Better Holdco into which 937,500 of its shares of Better Holdco’s Series A Preferred Stock converted prior to the mergers discussed above, which portion of the Aggregate Merger Consideration was sold to Better Holdco for $1.00 pursuant to the confidential settlement agreement, dated as of November 1 2021, by and among the Issuer, PBCP II and the other parties thereto).  The Class B Common Stock is convertible into shares of Class A Common Stock on a one-for-one basis at the election of the holder.  Following the closing of the Business Combination, PBCP II converted all Class B Common Stock held by it into 49,783,028 shares of Class A Common Stock.
Item 4.	Purpose of Transaction.

The Reporting Persons hold their position for investment purposes.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.  The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Class A Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, block trades, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own 49,783,028 shares of Class A Common Stock, representing approximatedly 35.3% of the outstanding Class A Common Stock.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 141,083,763 shares of Class A Common Stock outstanding, consisting of: (i) 91,300,735 shares of Class A Common Stock outstanding after the closing of the Business Combination, based on information set forth in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 28, 2023 (the “Form 8-K”), and (ii) the 49,783,028 shares of Class A Common Stock issued to PBCP II on August 22, 2023 in connection with PBCP II’s conversion of Class B Common Stock as described above.   Because holders of Class B Common Stock are entitled to three votes per share and holders of the Class A Common Stock are entitled to one vote per share, and based on information reported in the Form 8-K, PBCP II’s voting power is approximately 3%.

(c) The information provided in Item 3 is hereby incorporated by reference herein. Except as set forth in this Schedule 13D, no transaction in Class A Common Stock has been effected by any of the Reporting Persons within the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2023
PBRA, LLC

By:	/s/ Howard Newman
Name: Howard Newman
Title: Chairman, Chief Executive Officer

PINE BROOK ROAD ASSOCIATES II, L.P.
By: PBRA, LLC, its General Partner

By:	/s/ Howard Newman
Name: Howard Newman
Title: Chairman, Chief Executive Officer

PINE BROOK CAPITAL PARTNERS II, L.P.
By: Pine Brook Road Associates II, L.P., its General Partner
By: PBRA, LLC, its General Partner

By:	/s/ Howard Newman
Name: Howard Newman
Title: Chairman, Chief Executive Officer

PINE BROOK ROAD ADVISORS, L.P.
By: PBRA, LLC, its General Partner

By:	/s/ Howard Newman
Name: Howard Newman
Title: Chairman, Chief Executive Officer

HOWARD NEWMAN

By:	/s/ Howard Newman
Name: Howard Newman